UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Note A:	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Investment Plan Committee, and Plan Administrator
Eastman Investment and Employee Stock Ownership Plan
Kingsport, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ArmaninoLLP

We have served as the Plan's auditor since 2014.

St. Louis, Missouri
June 27, 2024

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022
(in thousands)

		2023			2022
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$2,538,279	$171,070	$2,709,349	$2,175,934	$153,782	$2,329,716

Investments at contract value	577,532	—	577,532	704,879	—	704,879

Total investments	3,115,811	171,070	3,286,881	2,880,813	153,782	3,034,595

Receivables:

Plan sponsor contributions	37,871	14,962	52,833	42,693	14,596	57,289

Notes receivable from participants	49,372	—	49,372	45,943	—	45,943

Other receivables	2,623	1,540	4,163	3,691	1,487	5,178

Total assets	3,205,677	187,572	3,393,249	2,973,140	169,865	3,143,005

Liabilities

Other liabilities	1,254	1,526	2,780	1,327	1,532	2,859

Total liabilities	1,254	1,526	2,780	1,327	1,532	2,859

Net assets available for benefits	$3,204,423	$186,046	$3,390,469	$2,971,813	$168,333	$3,140,146

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2023 and 2022
(in thousands)

		2023			2022
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$12,168	$—	$12,168	$10,888	$—	$10,888
Dividends	10,529	6,185	16,714	9,797	5,855	15,652
Net appreciation (depreciation) in fair value of investments	408,656	14,814	423,470	(493,331)	(75,734)	(569,065)
Net investment gain (loss)	431,353	20,999	452,352	(472,646)	(69,879)	(542,525)
Interest income from notes receivable	2,809	—	2,809	2,255	—	2,255
Participant contributions	124,349	—	124,349	128,250	—	128,250
Plan sponsor contributions	61,870	14,963	76,833	66,396	14,596	80,992
Total additions (deductions)	620,381	35,962	656,343	(275,745)	(55,283)	(331,028)

Deductions from net assets:

Distributions to and withdrawals by participants	392,582	12,640	405,222	333,205	14,249	347,454
Administrative expenses	798	—	798	986	—	986
Total deductions	393,380	12,640	406,020	334,191	14,249	348,440
Net (decrease) increase in net assets	227,001	23,322	250,323	(609,936)	(69,532)	(679,468)
Transfers from non-participant directed	5,609	(5,609)	—	5,183	(5,183)	—
Plan transfers (see Note 15)	—	—	—	(50,103)	(1,666)	(51,769)
Net assets available for benefits at beginning of year	2,971,813	168,333	3,140,146	3,626,669	244,714	3,871,383
Net assets available for benefits at end of year	$3,204,423	$186,046	$3,390,469	$2,971,813	$168,333	$3,140,146

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e)(7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994, and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts that are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Funds in the Plan's forfeiture account can be applied to reduce future contributions by the Company as well as cover the Plan's administrative expenses. The balance of the forfeiture account at December 31, 2023, and 2022 was $246,466 and $200,973, respectively. There were no forfeitures used to offset employer contributions in 2023 and 2022.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan unless they affirmatively decline, or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants with a Collective Bargaining Agreement will be eligible to receive a matching contribution from the Company equal to 100% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Vanguard Target Date Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

On January 1, 2022, the Plan was amended to remove Flexsys America LP as an adopting employer of the Plan consequently returning the plan to a single employer plan.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and Vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of their qualifying compensation, as defined in the Plan, up to the statutory limit of $22,500 for 2023 and $20,500 for 2022 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained the age of 50 before the close of the calendar year was allowed to defer up to an additional $7,500 for 2023 and $6,500 for 2022 of their qualifying compensation, as defined in the Plan, subject to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in one or more of the following: common stock of Eastman, various mutual funds, or interest in a guaranteed investment contract fund (see Note 6, "Investments", and Note 7, "Synthetic Investment Contracts"). Participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10, "Diversification from ESOP Fund"). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which may continue to be subject to the former plans' vesting requirements, as applicable.

The Plan requires that the RSC be contributed either to the employee's ESOP Fund accounts for the employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, Solutia Employees' Pension Plan, or Sterling Chemicals Pension Plan, qualified defined benefit plans also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements. Employees' rollover contributions were $10.5 million and $13.4 million in 2023 and 2022, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes Receivable from Participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. Additional limitations on the availability of loans may apply to individuals who are categorized as "insiders" for purposes of federal securities laws. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan and may have terms that exceed five years. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023, or 2022. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced, and a benefit payment is recorded. At December 31, 2023, $49.4 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 9.50% and various maturity dates through December 2028. At December 31, 2022, $45.9 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 7.25% and various maturity dates through December 2027.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 72 or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•Distributions to participants shall commence no later than the year following the year a participant attains age 72, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair of damage to the participant's principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•The Trustee is authorized to honor qualified domestic relations orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund

ESOP Fund assets are invested primarily in Eastman common stock. Additionally, at the discretion of IPCO, funds may also be invested in various other securities or maintain positions in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts that have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends Attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a non-discriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to Participants' ESOP Fund Accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•Plan Sponsor contributions made or invested in shares of Eastman common stock.

•Shares of Eastman common stock in the ESOP Fund include those purchased with assets from the spin-off from Eastman Kodak Company as well as those acquired through the release of funds from a loan in the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•An allocable share of short-term interest and money market funds held in the ESOP Fund for the purpose of paying expenses and for similar purposes.

•After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.
2.SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("GAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Policy and Valuation

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (see Note 7, "Synthetic Investment Contracts"). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Global Treasury Operations and Investments (see Note 8, "Fair Value Measurement", for discussion of fair value measurements).

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Payments to Participants

Benefit payments to participants are recorded when paid.

3.RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2023, and 2022 are shares of the Plan Sponsor's common stock amounting to approximately $268 million and $249 million, respectively. This investment represents 8.2% of total investments at both December 31, 2023 and 2022. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $37.9 million and $42.7 million and for the non-participant-directed ESOP Fund of $15.0 million and $14.6 million at December 31, 2023, and 2022, respectively.

5.NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2023, and 2022 were approximately $49.4 million and $45.9 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.8 million and $2.3 million in 2023 and 2022, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.INVESTMENTS

At December 31, 2023 and 2022, the Plan's assets were invested in common stock, mutual funds, collective investment trusts, and managed income fund, which include synthetic investment contracts (see Note 7, "Synthetic Investment Contracts"), as well as bonds. Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2023 and 2022, respectively.

(in thousands)	2023	2022

Cash and Cash Equivalents	$5,115	$6,886
Common stock - Eastman Chemical Company	268,315	248,770
Common stock - other	110,804	102,433
Mutual funds	620,431	522,519
Collective investment trusts	1,559,577	1,345,379
Managed income fund	577,532	704,879
Self-directed brokerage account - mutual funds	145,107	103,729
Total	$3,286,881	$3,034,595

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2023 and 2022:

Eastman Stock Fund
This participant-directed fund is primarily comprised of Eastman common stock. Purchases and sales of Eastman common stock are generally conducted on the open market, as selected by Plan participants. During 2023, the Trustee purchased 460,400 shares of Eastman common stock for the fund at an average price of $80.33 per share and sold 543,708 shares of Eastman common stock for the fund at an average price of $85.68 per share. During 2022, the Trustee purchased 502,700 shares of Eastman common stock for the fund at an average price of $91.63 per share and sold 264,799 shares of Eastman common stock for the fund at an average price of $104.31 per share. Dividends paid from the Eastman Stock Fund totaled $3.6 million in 2023 and $3.2 million in 2022.

Eastman ESOP Fund
This non-participant directed fund primarily consists of Eastman common stock. Purchases and sales of Eastman common stock are generally conducted on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2023, the Trustee purchased 212,100 shares of Eastman common stock for the fund at an average price of $87.29 per share and sold 196,180 shares of Eastman common stock for the fund at an average price of $83.18 per share. During 2022, the Trustee purchased 131,461 shares of Eastman common stock for the fund at an average price of $112.85 per share and sold 169,199 shares of Eastman common stock for the fund at an average price of $104.61 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.SYNTHETIC INVESTMENT CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts, totaling $578 million and $705 million at December 31, 2023 and 2022, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants can redeem interest in this daily and there is no notice period on these redemptions.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically, this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•Complete or partial termination of the Plan.
•Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
•Exclusion of a group of previously eligible employees from eligibility in the Plan.
•Any early retirement program, group termination, group layoff, facility closing, or similar program.
•Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

8.FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•Collective investment trusts: The Plan's collective trust investments are held in separate investment accounts, which are valued using the readily determinable fair value ("RDFV"). The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The collective trust investments held by the Plan publish their RDFV daily and transact at that price.

•Self-directed brokerage account - mutual funds: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2023 and 2022:

(in thousands)	December 31, 2023	December 31, 2022
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash and Cash Equivalents	$5,115	$6,886
Common stock - Eastman Chemical Company	268,315	248,770
Common stock - other	110,804	102,433
Mutual funds	620,431	522,519
Collective investment trusts	1,559,577	1,345,379
Self-directed brokerage account - mutual funds	145,107	103,729
Total	$2,709,349	$2,329,716

There are no redemption restrictions on the mutual fund investments or collective investment trusts. They are fully liquid and can be redeemed on a daily basis. There are no Level 2 or Level 3 investments at December 31, 2023 and 2022.

9.OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $4.2 million and $5.2 million at December 31, 2023 and 2022, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $2.8 million and $2.9 million at December 31, 2023 and 2022, respectively, represent liabilities from the purchase of investments.

10.DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2023 and 2022, $5.6 million and $5.2 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

11.PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Plan Sponsor by a letter dated May 11, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related trust is tax-exempt. No provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

13.PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2023 and 2022, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. As of April 2016, the EIP fee methodology was changed to improve fee transparency. The methodology was changed from a revenue sharing model to a flat-dollar payment model. The flat-dollar payment is charged quarterly to the participant account and covers administrative fees including recordkeeping, legal, and consulting. Investment related fees are charged directly to the participant account via the investment NAV.

14.RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6, "Investments").

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

15.PLAN TRANSFERS

On January 1, 2022, the Plan was amended to remove Flexsys America LP as an adopting employer of the Plan consequently returning the plan to a single employer plan. The assets attributable to the Flexsys America LP employees were transferred out of the Plan on January 11, 2022 and February 10, 2022 in the amounts of $50,019,898 and $804,230, respectively. Loans in the amount of $945,443 were transferred out of the Plan on January 11, 2022.

16.SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2023 and June 27, 2024 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	$1,833
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	$1,530	1,530
	SSBK Govt Stif Fund	Interest Bearing Cash Equivalents	**	1,752
	Subtotal – Cash and Cash Equivalents			5,115
*	Eastman Chemical Company	Common Stock, Participant directed, 1,100 shares	**	98,776
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 1,888 shares	116,816	169,539
	Subtotal – Common Stock – Eastman Chemical Co			268,315
	Abbott Laboratories	Common Stock, 9 Shares	**	1,007
	Abbvie Inc	Common Stock, 13 Shares	**	2,086
	Accenture Plc Cl A	Common Stock, 2 Shares	**	604
	Air Products & Chemicals Inc	Common Stock, 9 Shares	**	2,397
	Alexandria Real Es Eq Inc Reit	Common Stock, 3 Shares	**	329
	American Express Co	Common Stock, 10 Shares	**	1,815
	Amgen Inc	Common Stock, 2 Shares	**	611
	Analog Devices Inc	Common Stock, 11 Shares	**	2,186
	Apple Inc	Common Stock, 2 Shares	**	290
	Arthur J Gallaghar And Co	Common Stock, 4 Shares	**	883
	Avalonbay Communities Inc Reit	Common Stock, 3 Shares	**	503
	Bank Of America Corporation	Common Stock, 63 Shares	**	2,118
	Baxter Intl Inc	Common Stock, 12 Shares	**	446
	Becton Dickinson & Co	Common Stock, 4 Shares	**	935
	Best Buy Co Inc	Common Stock, 9 Shares	**	695
	Blackrock Inc	Common Stock, 3 Shares	**	2,445
	Bristol-Myers Squibb Co	Common Stock, 41 Shares	**	2,081
	Capital One Financial Corp	Common Stock, 2 Shares	**	326
	Cencora Inc	Common Stock, 4 Shares	**	895
	Chevron Corp	Common Stock, 15 Shares	**	2,208
	Chubb Ltd	Common Stock, 6 Shares	**	1,287
	Cigna Group (The)	Common Stock, 4 Shares	**	1,322
	Cme Group Inc Cl A	Common Stock, 7 Shares	**	1,480
	Cms Energy Corp	Common Stock, 12 Shares	**	703
	Coca Cola Co	Common Stock, 18 Shares	**	1,084
	Comcast Corp Cl A	Common Stock, 53 Shares	**	2,336
	Conocophillips	Common Stock, 28 Shares	**	3,307
	Corning Inc	Common Stock, 24 Shares	**	745
	Cvs Health Corp	Common Stock, 12 Shares	**	918
	Deere & Co	Common Stock, 3 Shares	**	1,228
	Dominion Energy Inc	Common Stock, 16 Shares	**	751
	Dover Corp	Common Stock, 11 Shares	**	1,752
	Eaton Corp Plc	Common Stock, 7 Shares	**	1,589
	Eli Lilly & Co	Common Stock, 1 Shares	**	544
	Eog Resources Inc	Common Stock, 14 Shares	**	1,737
	Exxon Mobil Corp	Common Stock, 22 Shares	**	2,177
	General Dynamics Corporation	Common Stock, 7 Shares	**	1,818
	Hartford Finl Svcs Group Inc	Common Stock, 10 Shares	**	785

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Hershey Co (The)	Common Stock, 4 Shares	**	745
	Home Depot Inc	Common Stock, 4 Shares	**	1,404
	Intl Bus Mach Corp	Common Stock, 6 Shares	**	968
	Johnson & Johnson	Common Stock, 12 Shares	**	1,880
	Kenvue Inc	Common Stock, 31 Shares	**	676
	Lam Research Corp	Common Stock, 0 Shares	**	330
	Lowes Cos Inc	Common Stock, 4 Shares	**	928
	Marsh & Mclennan Cos Inc	Common Stock, 3 Shares	**	486
	Mcdonalds Corp	Common Stock, 6 Shares	**	1,639
	Medtronic Plc	Common Stock, 16 Shares	**	1,354
	Merck & Co Inc New	Common Stock, 5 Shares	**	519
	Metlife Inc	Common Stock, 16 Shares	**	1,084
	Microchip Technology	Common Stock, 3 Shares	**	289
	Microsoft Corp	Common Stock, 5 Shares	**	1,734
	Mondelez Intl Inc	Common Stock, 15 Shares	**	1,050
	Morgan Stanley	Common Stock, 25 Shares	**	2,344
	Nextera Energy	Common Stock, 23 Shares	**	1,393
	Norfolk Southern Corp	Common Stock, 10 Shares	**	2,362
	Northrop Grumman Corp	Common Stock, 3 Shares	**	1,409
	Nxp Semiconductors Nv	Common Stock, 8 Shares	**	1,852
	Parker Hannifin Corp	Common Stock, 3 Shares	**	1,209
	Pepsico Inc	Common Stock, 6 Shares	**	969
	Pfizer Inc	Common Stock, 21 Shares	**	612
	Philip Morris Intl Inc	Common Stock, 23 Shares	**	2,129
	Pnc Financial Services Grp Inc	Common Stock, 10 Shares	**	1,580
	Ppg Industries Inc	Common Stock, 13 Shares	**	1,904
	Procter & Gamble Co	Common Stock, 10 Shares	**	1,533
	Progressive Corp Ohio	Common Stock, 5 Shares	**	849
	Prologis Inc Reit	Common Stock, 7 Shares	**	958
	Public Svc Enterprise Grp Inc	Common Stock, 13 Shares	**	775
	Raytheon Technologies Corp	Common Stock, 18 Shares	**	1,480
	Republic Services Inc	Common Stock, 6 Shares	**	966
	Schwab Charles Corp	Common Stock, 30 Shares	**	2,072
	Seagate Technology Holdings Plc	Common Stock, 8 Shares	**	678
	Starbucks Corp	Common Stock, 7 Shares	**	686
	Sysco Corp	Common Stock, 15 Shares	**	1,088
	Texas Instruments Inc	Common Stock, 7 Shares	**	1,173
	Tjx Companies Inc New	Common Stock, 17 Shares	**	1,552
	Travelers Companies Inc	Common Stock, 2 Shares	**	476
	Union Pacific Corp	Common Stock, 2 Shares	**	456
	United Parcel Service Inc Cl B	Common Stock, 13 Shares	**	2,119
	Unitedhealth Group Inc	Common Stock, 5 Shares	**	2,479
	Us Bancorp Del	Common Stock, 41 Shares	**	1,795
	Ventas Inc Reit	Common Stock, 9 Shares	**	463

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Verizon Communications Inc	Common Stock, 18 Shares	**	685
	Walmart Inc	Common Stock, 9 Shares	**	1,480
	Wells Fargo & Co	Common Stock, 56 Shares	**	2,733
	Xcel Energy Inc	Common Stock, 17 Shares	**	1,036
	Subtotal – Common Stock – Other			110,804
	DODGE & COX STOCK FUND	Registered Investment Company 482 Shares	**	117,493
*	FID GOVT MMKT	Registered Investment Company 261 Shares	**	261
*	FID US BOND INDX	Registered Investment Company 2,816 Shares	**	29,371
*	FID GLB EX US IDX	Registered Investment Company 2,028 Shares	**	28,553
*	FID 500 INDEX	Registered Investment Company 2,209 Shares	**	365,618
*	FID EXT MKT IDX	Registered Investment Company 1,092 Shares	**	79,135
	Subtotal – Mutual Funds			620,431
	ARROWST ACWI EX-US A	Collective Investment Trust 366 Shares	**	66,971
	BTC STR COMP NL M	Collective Investment Trust 148 Shares	**	1,915
*	FID BLUE CHIP GR POOL	Collective Investment Trust 4,349 Shares	**	155,871
	Hotchkis & Wiley Small Cap Diversified V Class F	Collective Investment Trust 5,016 Shares	**	56,831
	LOOMIS SAYLES & CO SMC GWTH C	Collective Investment Trust 2,382 Shares	**	53,044
	PRU CORE PL BD CL 5	Collective Investment Trust 314 Shares	**	52,420
	VANGUARD TARGET INC	Collective Investment Trust 945 Shares	**	49,653
	VANGUARD TARGET 2020	Collective Investment Trust 939 Shares	**	64,240
	VANGUARD TARGET 2025	Collective Investment Trust 1,940 Shares	**	144,179
	VANGUARD TARGET 2030	Collective Investment Trust 2,942 Shares	**	234,956
	VANGUARD TARGET 2035	Collective Investment Trust 1,875 Shares	**	160,767
	VANGUARD TARGET 2040	Collective Investment Trust 1,470 Shares	**	133,412
	VANGUARD TARGET 2045	Collective Investment Trust 1,132 Shares	**	106,416
	VANGUARD TARGET 2050	Collective Investment Trust 1,382 Shares	**	131,036
	VANGUARD TARGET 2055	Collective Investment Trust 847 Shares	**	80,207
	VANGUARD TARGET 2060	Collective Investment Trust 936 Shares	**	53,407
	VANGUARD TARGET 2065	Collective Investment Trust 346 Shares	**	12,183
	VANGUARD TARGET 2070	Collective Investment Trust 97 Shares	**	2,069
	Subtotal – Collective Investment Trusts			1,559,577
*	(Cash)	Cash	**	1,537
	AT&T INC 1.65% 02/01/2028	Corporate Bond 1.65% 2/01/28	**	1,545
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 4.88% 1/16/24	**	469
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 1.65% 10/29/24	**	285
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 2.45% 10/29/26	**	381
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 6.45% 4/15/27	**	1,543
	AIR LEASE CORP 4.25% 02/01/2024	Corporate Bond 4.25% 2/01/24	**	825
	AIR LEASE CORP 0.7% 02/15/2024	Corporate Bond 0.70% 2/15/24	**	742
	AIR LEASE CORP 0.8% 08/18/2024	Corporate Bond 0.80% 8/18/24	**	818
	AIR LEASE CORP 2.2% 01/15/2027	Corporate Bond 2.20% 1/15/27	**	670

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	ALTRIA GROUP INC 2.35% 05/06/2025	Corporate Bond 2.35% 5/06/25	**	245
	AMERICAN EXPRESS CO 2.55% 03/04/2027	Corporate Bond 2.55% 3/04/27	**	1,289
	AMERICAN EXPRESS CR ACC MST TR 3.39% 05/15/2027	Mortgage Backed Security 3.39% 5/15/27	**	2,159
	AMERICAN EXPRESS CR ACC MST TR 3.75% 08/15/2027	Mortgage Backed Security 3.75% 8/15/27	**	1,773
	AMERICAN EXPRESS CR ACC MST TR 4.95% 10/15/2027	Mortgage Backed Security 4.95% 10/15/27	**	1,091
	AMERICAN EXPRESS CR ACC MST TR 4.87% 05/15/2028	Mortgage Backed Security 4.87% 5/15/28	**	836
	AMERICAN EXPRESS CR ACC MST TR 5.23% 09/15/2028	Mortgage Backed Security 5.23% 9/15/28	**	1,660
	American General Life	Synthetic GIC - 2.033% (fair value to contract value)	**	3,750
	AMGEN INC 5.15% 03/02/2028	Corporate Bond 5.15% 3/02/28	**	378
	ATHENE GLOBAL FUNDING 0.95% 01/08/2024 144A	Corporate Bond 0.95% 1/08/24	**	1,853
	ATHENE GLOBAL FUNDING 1.73% 10/02/2026 144A	Corporate Bond 1.73% 10/02/26	**	1,689
	ATHENE GLOBAL FUNDING 1.716% 01/07/2025 144A	Corporate Bond 1.72% 1/07/25	**	1,836
	BA CR CARD TR 3.53% 11/15/2027	Mortgage Backed Security 3.53% 11/15/27	**	1,992
	BA CR CARD TR 5% 04/15/2028	Mortgage Backed Security 5.00% 4/15/28	**	1,242
	BA CR CARD TR 4.79% 05/15/2028	Mortgage Backed Security 4.79% 5/15/28	**	604
	BA CR CARD TR 4.98% 11/15/2028	Mortgage Backed Security 4.98% 11/15/28	**	797
	BAT INTL FINANCE PLC 1.668% 03/25/2026	Corporate Bond 1.67% 3/25/26	**	1,867
	BPCE SA 2.045/VAR 10/19/2027 144A	Corporate Bond 2.04% 10/19/27	**	1,211
	BMW VECHILE OWNER TRUST 2023-A 5.47% 02/25/2028	Mortgage Backed Security 5.47% 2/25/28	**	219
	BX COMMERCIAL MORTGAGE TRUST 2021-PAC TSFR1M+80.35	Mortgage Backed Security 6.17% 10/15/36	**	859
	BX TR 2021-ACNT TSFR1M+96.448 11/15/2026 144A	Mortgage Backed Security 6.33% 11/15/38	**	846
	BX 2021-BXMF TSFR1M+75.041 10/15/2026 144A	Mortgage Backed Security 6.11% 10/15/26	**	736
	BX COMMERCIAL MORTGAGE TRUST 22-LP2 A TSFR1M+96.27	Mortgage Backed Security 6.37% 2/15/39	**	929
	BAKER HUGHES A GE CO LLC / CO-OBLIGOR INC 2.061% 1	Corporate Bond 2.06% 12/15/26	**	333
	BANCO SANTANDER SA 1.722%/VAR 09/14/2027	Corporate Bond 1.72% 9/14/27	**	910
	BANK OF AMERICA CORPORATION 2.456%/VAR 10/22/2025	Corporate Bond 2.46% 10/22/25	**	1,752
	BANK OF AMERICA CORPORATION 1.319%/VAR 06/19/2026	Corporate Bond 1.32% 6/19/26	**	1,412
	BANK OF AMERICA CORPORATION 1.197/VAR 10/24/2026	Corporate Bond 1.20% 10/24/26	**	2,594
	BANK OF AMERICA CORP 1.734%/VAR 07/22/2027	Corporate Bond 1.73% 7/22/27	**	1,284
	BANK OF AMERICA CORPORATION SOFR+0 02/04/2028	Corporate Bond 2.55% 2/04/28	**	1,780

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BANK OF AMERICA CORPORATION 4.948/VAR 07/22/2028	Corporate Bond 4.95% 7/22/28	**	1,430
	BANQUE FED CRED MUTUEL PARIS 4.524% 07/13/2025 144	Corporate Bond 4.52% 7/13/25	**	1,435
	BARCLAYS PLC (UNGTD) 3ML+161/VAR 05/07/2025	Corporate Bond 3.93% 5/07/25	**	1,119
	BARCLAYS PLC (UNGTD) 2.852%/VAR 05/07/2026	Corporate Bond 2.85% 5/07/26	**	939
	BARCLAYS PLC (UNGTD) 2.279%/VAR 11/24/2027	Corporate Bond 2.28% 11/24/27	**	1,778
	BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	Mortgage Backed Security 3.66% 2/15/51	**	315
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2	Mortgage Backed Security 4.38% 5/15/53	**	736
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	Mortgage Backed Security 4.15% 1/15/52	**	277
	BNP PARIBAS SOFR 1.323%/VAR 01/13/2027 144A	Corporate Bond 1.32% 1/13/27	**	1,427
	COMM 2014-UBS6 ASB 3.387% 12/10/2047	Mortgage Backed Security 3.39% 12/10/47	**	64
	COMM 2015-CR22 ASB MTG TR 3.144% 03/10/2048	Mortgage Backed Security 3.14% 3/10/48	**	136
	COMM 2015-CCRE23 MORTGAGE TRUST 3.257% 05/10/2048	Mortgage Backed Security 3.26% 5/10/48	**	156
	CSAIL 2017-CX9 A2 3.0538% 09/15/2050	Mortgage Backed Security 3.05% 9/15/50	**	27
	CSAIL 2015-C2 COML MTG TR 3.2241% 06/15/2057	Mortgage Backed Security 3.22% 6/15/57	**	136
	CA ST 2.40% 10/1/2025	Municipal Bond 2.40% 10/01/25	**	1,146
	CANADIAN IMPERIAL BK OF COMM 3.45% 04/07/2027	Corporate Bond 3.45% 4/07/27	**	2,130
	CANADIAN PAC RY CO 1.75% 12/02/2026	Corporate Bond 1.75% 12/02/26	**	385
	CAPITAL ONE FINANCIAL CORP 1.878%/VAR 11/02/2027	Corporate Bond 1.88% 11/02/27	**	2,076
	CAPITAL ONE FINANCIAL CORP SOFR 4.985%/VAR 07/24/26	Corporate Bond 4.99% 7/24/26	**	634
	CAPITAL ONE MULTI-ASST EXEC TR 2.8% 03/15/2027	Mortgage Backed Security 2.80% 3/15/27	**	3,627
	CAPITAL ONE MULTI-ASST EXEC TR 3.49% 05/15/2027	Mortgage Backed Security 3.49% 5/15/27	**	2,161
	CAPITAL ONE MULTI-ASST EXEC TR 4.95% 10/15/2027	Mortgage Backed Security 4.95% 10/15/27	**	1,558
	CAPITAL ONE BK (USA) NA 2.28%/VAR 01/28/2026	Corporate Bond 2.28% 1/28/26	**	1,383
	CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2023-2 5.	Mortgage Backed Security 5.82% 6/15/28	**	1,319
	CARMAX AUTO OWNER TR 2023-2 5.05% 01/18/2028	Mortgage Backed Security 5.05% 1/18/28	**	1,555
	CARMAX AUTO OWNER TR 2023-4 6% 07/17/2028	Mortgage Backed Security 6.00% 7/17/28	**	264
	CARMX 2023-3 A3 5.28% 05/15/2028	Mortgage Backed Security 5.28% 5/15/28	**	1,031
	CHASE ISSUANCE TR 3.97% 09/15/2027	Mortgage Backed Security 3.97% 9/15/27	**	1,674
	CHASE ISSUANCE TR 5.16% 09/15/2028	Mortgage Backed Security 5.16% 9/15/28	**	1,949

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CHASE ISSUANCE TR 5.08% 09/15/2030	Mortgage Backed Security 5.08% 9/15/30	**	1,780
	CITIGROUP INC 3.106%/VAR 04/08/2026	Corporate Bond 3.11% 4/08/26	**	1,664
	CITIBANK CR CARD ISSUANCE TR 5.23% 12/08/2027	Mortgage Backed Security 5.23% 12/08/27	**	607
	CITIGROUP COML MTG TR 2014-GC23 A3 3.356% 07/10/20	Mortgage Backed Security 3.36% 7/10/47	**	798
	CITIGROUP COML MTG TR 2016-GC36 AAB 3.368% 02/10/2	Mortgage Backed Security 3.37% 2/10/49	**	303
	CITIGROUP INC SOFR 2.014%/VAR 01/25/2026	Corporate Bond 2.01% 1/25/26	**	1,842
	COMCAST CORP 3.95% 10/15/2025	Corporate Bond 3.95% 10/15/25	**	851
	COREBRIDGE FINANCIAL INC 3.5% 04/04/2025	Corporate Bond 3.50% 4/04/25	**	203
	COREBRIDGE GLOBAL FUNDING 0.9% 09/22/2025 144A	Corporate Bond 0.90% 9/22/25	**	1,861
	COREBRIDGE FINANCIAL INC 3.65% 04/05/2027	Corporate Bond 3.65% 4/05/27	**	284
	UBS GROUP AG 2.593%/VAR 09/11/2025 144A	Corporate Bond 2.59% 9/11/25	**	1,268
	UBS GROUP AG 1.305%/VAR 02/02/2027 144A	Corporate Bond 1.31% 2/02/27	**	1,565
	UBS GROUP AG 6.373%/VAR 07/15/2026 144A	Corporate Bond 6.37% 7/15/26	**	1,145
	CSAIL 2019-C15 COML MTG TR 3.4505% 03/15/2052	Mortgage Backed Security 3.45% 3/15/52	**	823
	DLLAA 2023-1A 5.64% 02/22/2028 144A	Mortgage Backed Security 5.64% 2/22/28	**	119
	DNB BANK ASA T5Y 1.535%/VAR 05/25/2027 144A	Corporate Bond 1.54% 5/25/27	**	875
	MERCEDES-BENZ FINANCE NORTH AMERICA LLC 1.45% 03/0	Corporate Bond 1.45% 3/02/26	**	1,344
	DEERE & CO 2.75% 04/15/2025	Corporate Bond 2.75% 4/15/25	**	106
	DEERE JOHN CAPITAL CORP 4.75% 06/08/2026	Corporate Bond 4.75% 6/08/26	**	672
	DELL EQUIPMENT FINANCE TRUST 2023-3 5.93% 04/23/20	Mortgage Backed Security 5.93% 4/23/29	**	670
	DELL EQUIP FIN TR 2023-2 5.65% 01/22/2029 144A	Mortgage Backed Security 5.65% 1/22/29	**	480
	DEUTSCHE BANK AG NEW YORK BNCH 2.129%/VAR 11/24/20	Corporate Bond 2.13% 11/24/26	**	1,193
	DEUTSCHE BANK AG NEW YORK BNCH 1.447%/VAR 04/01/20	Corporate Bond 1.45% 4/01/25	**	1,406
	DEUTSCHE BANK AG NEW YORK BNCH 2.311%/VAR 11/16/20	Corporate Bond 2.31% 11/16/27	**	1,275
	DISCOVER CARD EXECUTION NT TR 3.32% 05/15/2027	Mortgage Backed Security 3.32% 5/15/27	**	1,774
	DISCOVER CARD EXECUTION NT TR 3.56% 07/15/2027	Mortgage Backed Security 3.56% 7/15/27	**	1,676
	DISCOVER CARD EXECUTION NT TR 5.03% 10/15/2027	Mortgage Backed Security 5.03% 10/15/27	**	1,546
	DNB BANK ASA 1.605/VAR 03/30/2028 144A	Corporate Bond 1.60% 3/30/28	**	1,649

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	DOLLAR GEN CORP NEW 4.625% 11/01/2027	Corporate Bond 4.63% 11/01/27	**	1,241
	DUKE ENERGY CORP NEW 4.3% 03/15/2028	Corporate Bond 4.30% 3/15/28	**	1,062
	ELP COMMERCIAL MORTGAGE TRUST 2021-ELP TSFR1M+81.5	Mortgage Backed Security 6.18% 11/15/38	**	1,167
	ENBRIDGE INC 2.5% 02/14/2025	Corporate Bond 2.50% 2/14/25	**	297
	ENBRIDGE INC 5.9% 11/15/2026	Corporate Bond 5.90% 11/15/26	**	584
	EQUINOR ASA 1.75% 01/22/2026	Corporate Bond 1.75% 1/22/26	**	267
	EQUITABLE FINANCIAL LIFE GLOBAL FUNDING 1.7% 11/12	Corporate Bond 1.70% 11/12/26	**	1,095
	EXELON CORP 2.75% 03/15/2027	Corporate Bond 2.75% 3/15/27	**	140
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/01/34	**	32
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 5.50% 7/01/35	**	21
	FHLG 15YR 3% 05/01/2033#G16550	Government Bond 3.00% 5/01/33	**	510
	FHLG 20YR 3.5% 06/01/2032#C91456	Government Bond 3.50% 6/01/32	**	360
	FHLG 15YR 2.5% 01/01/2028#SB0799	Government Bond 2.50% 1/01/28	**	171
	FHLG 15YR 2.5% 12/01/2031#SB0093	Government Bond 2.50% 12/01/31	**	797
	FHLG 15YR 3% 02/01/2034#SB0179	Government Bond 3.00% 2/01/34	**	787
	FHLG 15YR 3% 03/01/2033#SB0181	Government Bond 3.00% 3/01/33	**	1,494
	FHLG 15YR 3.5% 04/01/2034#SB0378	Government Bond 3.50% 4/01/34	**	638
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/01/34	**	242
	FHLG 20YR 3% 11/01/2033#G30872	Government Bond 3.00% 11/01/33	**	555
	FHLG 20YR 3.5% 07/01/2032#G31067	Government Bond 3.50% 7/01/32	**	239
	FEDERAL NAT MTG ASN GTD REM PA 2012-149 DA 1.75% 0	Mortgage Backed Security 1.75% 1/25/43	**	56
	FNR 2013-16 GP 3% 1/1/33	Mortgage Backed Security 3.00% 3/25/33	**	84
	FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	Mortgage Backed Security 1.85% 5/25/33	**	407
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 06/25/2043	Mortgage Backed Security 3.00% 6/25/43	**	315
	FNR 2015-49 LE 3% 07/45	Mortgage Backed Security 3.00% 7/25/45	**	320
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	Mortgage Backed Security 3.00% 4/25/44	**	163
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	Mortgage Backed Security 2.50% 5/25/45	**	656
	FEDERAL NAT MTG ASN GTD REM PA 2015-28 JE 3.0% 05/	Mortgage Backed Security 3.00% 5/25/45	**	451
	FNR 2015-42 LE 3.0% 06/25/45	Mortgage Backed Security 3.00% 6/25/45	**	408
	FNR 2015-54 GA 2.5% 07/25/2045	Mortgage Backed Security 2.50% 7/25/45	**	249
	FNR 2016-26 CG 3% 05/46	Mortgage Backed Security 3.00% 5/25/46	**	835
	FNR 2016-19 AH 3% 04/46	Mortgage Backed Security 3.00% 4/25/46	**	314
	FNR 2016-27 HK 3% 01/25/2041	Mortgage Backed Security 3.00% 1/25/41	**	459
	FNR 2016-27 KG 3% 01/40	Mortgage Backed Security 3.00% 1/25/40	**	211
	FNR 2016-37 BK 3% 06/25/46	Mortgage Backed Security 3.00% 6/25/46	**	903
	FNR 2016-34 GH 3% 06/46	Mortgage Backed Security 3.00% 6/25/46	**	791
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04	Mortgage Backed Security 3.50% 4/25/45	**	322

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNR 2016-100 P 3.5% 11/44	Mortgage Backed Security 3.50% 11/25/44	**	536
	FNR 2017-20 AP 3.5% 03/25/2045	Mortgage Backed Security 3.50% 3/25/45	**	761
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/	Mortgage Backed Security 3.50% 12/25/45	**	636
	FANNIE MAE 2017-74 PA 3.5% 11/25/2045	Mortgage Backed Security 3.50% 11/25/45	**	624
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/204	Mortgage Backed Security 3.00% 1/25/47	**	709
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/	Mortgage Backed Security 3.00% 2/25/47	**	1,095
	FNR 2018-16 NB 3.25% 12/25/2044	Mortgage Backed Security 3.25% 12/25/44	**	90
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/	Mortgage Backed Security 3.50% 7/25/45	**	443
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	Mortgage Backed Security 3.50% 2/25/46	**	396
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	Mortgage Backed Security 3.50% 10/25/44	**	504
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	Mortgage Backed Security 3.00% 3/25/48	**	1,401
	FEDERAL NAT MTG ASN GTD REM PA 2019-14 DA 4% 03/25	Mortgage Backed Security 4.00% 3/25/48	**	314
	FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	Mortgage Backed Security 4.00% 11/25/48	**	369
	FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25	Mortgage Backed Security 3.00% 7/25/39	**	817
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	Mortgage Backed Security 2.50% 10/25/39	**	433
	FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	Mortgage Backed Security 2.00% 6/25/35	**	919
	FNMA 5.50% 11/34 #310105	Mortgage Backed Security 5.50% 11/01/34	**	173
	FEDERAL HOME LN MTG MLT CTF GT 4135 AB 1.75% 06/15	Mortgage Backed Security 1.75% 6/15/42	**	48
	FEDERAL HOME LN MTG MLT CTF GT 3.0% 05/15/2045	Mortgage Backed Security 3.00% 5/15/45	**	266
	FREDDIE MAC 4656 PA 3.5% 10/15/2045	Mortgage Backed Security 3.50% 10/15/45	**	458
	FHR 4683 EA 2.5% 05/47	Mortgage Backed Security 2.50% 5/15/47	**	762
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	Mortgage Backed Security 3.50% 2/15/46	**	747
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	Mortgage Backed Security 3.00% 2/15/46	**	757
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/	Mortgage Backed Security 3.50% 11/15/45	**	287
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	Mortgage Backed Security 4.00% 7/15/47	**	484
	FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/	Mortgage Backed Security 4.00% 8/15/47	**	475
	FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	Mortgage Backed Security 3.00% 7/25/39	**	642
	FREDDIE MAC REMICS 3% 10/25/2048	Mortgage Backed Security 3.00% 10/25/48	**	667
	FNMA 6.50% 7/32 #545759	Mortgage Backed Security 6.50% 7/01/32	**	10
	FNMA 6.50% 7/32 #545762	Mortgage Backed Security 6.50% 7/01/32	**	2

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA 20YR 2.5% 01/01/2033#AL2982	Mortgage Backed Security 2.50% 1/01/33	**	123
	FNMA 20YR 2.5% 01/01/2033#AL2974	Mortgage Backed Security 2.50% 1/01/33	**	155
	FNMA 20YR 2.5% 01/01/2033#AL2975	Mortgage Backed Security 2.50% 1/01/33	**	185
	FNMA 20YR 2.5% 01/01/2033#AL2976	Mortgage Backed Security 2.50% 1/01/33	**	103
	FNMA 15YR 3.5% 09/01/2029#AL5878	Mortgage Backed Security 3.50% 9/01/29	**	179
	FNMA 15YR 3.5% 11/01/2030#AL7688	Mortgage Backed Security 3.50% 11/01/30	**	160
	FNMA 15YR 4.5% 11/01/2025#AL8242	Mortgage Backed Security 4.50% 11/01/25	**	10
	FNMA 15YR 2.5% 10/01/2031#AS8010	Mortgage Backed Security 2.50% 10/01/31	**	348
	FNMA 15YR 3.5% 12/01/2028#AV1907	Mortgage Backed Security 3.50% 12/01/28	**	5
	FHR 3415 PC 5% 12/37	Mortgage Backed Security 5.00% 12/15/37	**	27
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/	Mortgage Backed Security 4.50% 4/25/41	**	221
*	FIDELITY SHORT TERM CASH FUND	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	9,700
	FNMA 6.50% 12/32 #735415	Mortgage Backed Security 6.50% 12/01/32	**	4
	FNMA 6.50% 7/35 #745092	Mortgage Backed Security 6.50% 7/01/35	**	4
	FNMA 15YR 3% 02/01/2033#BM5108	Mortgage Backed Security 3.00% 2/01/33	**	1,905
	FNMA 15YR 3% 12/01/2032#BM5109	Mortgage Backed Security 3.00% 12/01/32	**	1,901
	FNMA 15YR 3.5% 02/01/2035#FM0065	Mortgage Backed Security 3.50% 2/01/35	**	730
	FNMA 20YR 4.5% 03/01/2039#FM1774	Mortgage Backed Security 4.50% 3/01/39	**	98
	FNMA 20YR 4.5% 06/01/2039#FM1045	Mortgage Backed Security 4.50% 6/01/39	**	49
	FNMA 20YR 4.5% 08/01/2039#FM1353	Mortgage Backed Security 4.50% 8/01/39	**	136
	FNMA 30YR 4.5% 09/01/2049#FM1534	Mortgage Backed Security 4.50% 9/01/49	**	848
	FNMA 15YR 3.5% 09/01/2034#FM1577	Mortgage Backed Security 3.50% 9/01/34	**	635
	FNMA 15YR 3.5% 09/01/2034#FM1578	Mortgage Backed Security 3.50% 9/01/34	**	290
	FNMA 15YR 3.5% 10/01/2034#FM1579	Mortgage Backed Security 3.50% 10/01/34	**	173
	FNMA 15YR 4% 03/01/2034#FM2867	Mortgage Backed Security 4.00% 3/01/34	**	1,898
	FNMA 15YR 4% 02/01/2034#FM3001	Mortgage Backed Security 4.00% 2/01/34	**	854
	FNMA 20YR 3% 12/01/2040#FM4710	Mortgage Backed Security 3.00% 3/01/40	**	1,035
	FNMA 20YR 3% 12/01/2040#FM4711	Mortgage Backed Security 3.00% 3/01/40	**	1,272
	FNMA 15YR 3.5% 02/01/2033#FM9794	Mortgage Backed Security 3.50% 2/01/33	**	288
	FNMA 15YR 2% 02/01/2028#FS3865	Mortgage Backed Security 2.00% 2/01/28	**	182
	FNMA 15YR 2.5% 01/01/2028#FS3867	Mortgage Backed Security 2.50% 1/01/28	**	211
	FNMA 15YR 2.5% 01/01/2029#	Mortgage Backed Security 2.50% 1/01/29	**	368
	FNMA 6.50% 8/36 #888034	Mortgage Backed Security 6.50% 8/01/36	**	6
	FNMA 6.50% 8/36 #888544	Mortgage Backed Security 6.50% 8/01/36	**	30
	FNMA 20YR 3.00% 11/32 #MA1237	Mortgage Backed Security 3.00% 11/01/32	**	1,265
	FNMA 20YR 3% 07/01/2036#MA2672	Mortgage Backed Security 3.00% 7/01/36	**	1,703
	FNMA 20YR 4% 04/01/2038#MA3337	Mortgage Backed Security 4.00% 4/01/38	**	681
	FNMA 6.50% 12/35 #AD0723	Mortgage Backed Security 6.50% 12/01/35	**	35
	FNMA 6.50% 8/36 #AE0746	Mortgage Backed Security 6.50% 8/01/36	**	23
	FORD CREDIT AUTO OWNER TRUST 2023-B 5.23% 05/15/20	Mortgage Backed Security 5.23% 5/15/28	**	924
	FORD CR FLOORPLN MAST OWN TR A 4.92% 05/15/2028 14	Mortgage Backed Security 4.92% 5/15/28	**	992
	FORD CREDIT AUTO LEASE TRUST 2023-B 5.91% 10/15/20	Mortgage Backed Security 5.91% 10/15/26	**	1,379

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FORD CR AUTO OWNER TR 2019-1 A 3.52% 07/15/2030 14	Mortgage Backed Security 3.52% 7/15/30	**	1,471
	GMF FLOORPLAN OWNER REVOLVING TR 5.34% 06/15/2028	Mortgage Backed Security 5.34% 6/15/28	**	1,367
	GS MTG SECS TR 2014-GC26 AAB 3.365% 11/10/2047	Mortgage Backed Security 3.37% 11/10/47	**	146
	GS MTG SECS TR 2015-GC32 AAB 3.513% 07/10/2048	Mortgage Backed Security 3.51% 7/10/48	**	169
	GS MTG SECS TR 2015-GC28 AAB 3.206% 02/10/2048	Mortgage Backed Security 3.21% 2/10/48	**	142
	GM FINANCIAL AUTOMOBILE LEASING TRUST 23-2 5.05% 0	Mortgage Backed Security 5.05% 7/20/26	**	984
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-2	Mortgage Backed Security 4.47% 2/16/28	**	401
	GSK CONSUMER HEALTHCARE CAPITAL UK PLC 3.125% 03/2	Corporate Bond 3.13% 3/24/25	**	1,871
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-3	Mortgage Backed Security 5.45% 6/16/28	**	251
	GENERAL MTRS FINL CO INC 1.25% 01/08/2026	Corporate Bond 1.25% 1/08/26	**	1,620
	GENERAL MTRS FINL CO INC 1.05% 03/08/2024	Corporate Bond 1.05% 3/08/24	**	479
	GENERAL MTRS FINL CO INC 2.35% 02/26/2027	Corporate Bond 2.35% 2/26/27	**	743
	GEORGIA POWER CO 4.65% 05/16/2028	Corporate Bond 4.65% 5/16/28	**	851
	GM FINANCIAL LEASING TRUST 2023-3 5.38% 11/20/2026	Mortgage Backed Security 5.38% 11/20/26	**	120
	GM FINANCIAL SECURITIZED TERM AUTO RECEIVABLES TR	Mortgage Backed Security 5.78% 8/16/28	**	1,088
	GOLDMAN SACHS GROUP INC (THE) 2.64%/VAR 02/24/2028	Corporate Bond 2.64% 2/24/28	**	1,462
	GOLDMAN SACHS GROUP INC (THE) 4.482%/VAR 08/23/202	Corporate Bond 4.48% 8/23/28	**	1,398
	GREAT-WEST LIFECO FIN 20 0.904% 08/12/2025 144A	Corporate Bond 0.90% 8/12/25	**	705
	GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	Corporate Bond 1.40% 7/06/27	**	1,709
	HSBC HOLDINGS PLC 3.803%/VAR 03/11/2025	Corporate Bond 3.80% 3/11/25	**	1,914
	HSBC HOLDINGS PLC 2.251%/VAR 11/22/2027	Corporate Bond 2.25% 11/22/27	**	1,722
	HSBC HOLDINGS PLC 5.21%/VAR 08/11/2028	Corporate Bond 5.21% 8/11/28	**	1,048
	WELLTOWER OP LLC 4% 06/01/2025	Corporate Bond 4.00% 6/01/25	**	1,074
	HEALTHCARE REALTY HOLDINGS LP 3.5% 08/01/2026	Corporate Bond 3.50% 8/01/26	**	161
	HOME DEPOT INC 2.875% 04/15/2027	Corporate Bond 2.88% 4/15/27	**	675
	HAROT 2023-4 5.67% 06/21/2028	Mortgage Backed Security 5.67% 6/21/28	**	963
	HUNTINGTON BANCSHARES INC/OH 2.625% 08/06/2024	Corporate Bond 2.63% 8/06/24	**	1,297
	HUNTINGTON BANCSHARES INC/OH 4.443%/VAR 08/04/2028	Corporate Bond 4.44% 8/04/28	**	816

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	HUNTINGTON NATL BK COLUMBUS OH 5.699%/VAR 11/18/20	Corporate Bond 5.70% 11/18/25	**	1,407
	HYUNDAI AUTO RECEIVABLES TRUST 2023-A 4.58% 04/15/	Mortgage Backed Security 4.58% 4/15/27	**	486
	HYUNDAI AUTO RECEIVABLES TRUST 2023-C 5.54% 10/16/	Mortgage Backed Security 5.54% 10/16/28	**	797
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B 5.48% 04/17/	Mortgage Backed Security 5.48% 4/17/28	**	254
	HYUNDAI AUTO LEASE SECURITIZATION TRUST 2023-C 5.8	Mortgage Backed Security 5.80% 12/15/26	**	1,141
	ING GROEP NV SOFR 1.726%/VAR 04/01/2027	Corporate Bond 1.73% 4/01/27	**	812
	INTERCONTINENTAL EXCHANGE INC 4% 09/15/2027	Corporate Bond 4.00% 9/15/27	**	1,598
	JPMBB COML MTG SECS TR 2014-C22 3.8012% 09/15/2047	Mortgage Backed Security 3.80% 9/15/47	**	667
	JPMCC COML MTG SECS TR 2016-JP4 A2 2.984% 12/15/20	Mortgage Backed Security 2.98% 12/15/49	**	82
	JP MORGAN CHASE	Synthetic GIC - 2.033% (fair value to contract value)	**	5,180
	JPMORGAN CHASE & CO 2.083/VAR 04/22/2026	Corporate Bond 2.08% 4/22/26	**	1,731
	JPMORGAN CHASE & CO 1.045%/VAR 11/19/2026	Corporate Bond 1.05% 11/19/26	**	1,567
	JPMORGAN CHASE & CO 0.824/VAR 06/01/2025	Corporate Bond 0.82% 6/01/25	**	1,580
	JPMORGAN CHASE & CO SOFR 1.47%/VAR 09/22/2027	Corporate Bond 1.47% 9/22/27	**	1,793
	JPMORGAN CHASE & CO 2.947%/VAR 02/24/2028	Corporate Bond 2.95% 2/24/28	**	1,616
	JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	Corporate Bond 4.85% 7/25/28	**	1,430
	KENVUE INC 5.35% 03/22/2026	Corporate Bond 5.35% 3/22/26	**	582
	KENVUE INC 5.05% 03/22/2028	Corporate Bond 5.05% 3/22/28	**	1,230
	KEYCORP 3.878%/VAR 05/23/2025	Corporate Bond 3.88% 5/23/25	**	581
	KEYBANK NATL ASSN 4.15% 08/08/2025	Corporate Bond 4.15% 8/08/25	**	505
	LIFE FINANCIAL SERVICES TRUST 2022 TSFR1M+129.524	Mortgage Backed Security 6.66% 5/15/39	**	1,233
	LINCOLN NATL LIFE INS CO	Synthetic GIC - 2.043% (fair value to contract value)	**	2,798
	LLOYDS BANKING GROUP PLC 2.438%/VAR 02/05/2026	Corporate Bond 2.44% 2/05/26	**	648
	LLOYDS BANKING GROUP PLC 5.985%/VAR 08/07/2027	Corporate Bond 5.99% 8/07/27	**	758
	LOWES COS INC 4.4% 09/08/2025	Corporate Bond 4.40% 9/08/25	**	844
	LOWES COS INC 4.8% 04/01/2026	Corporate Bond 4.80% 4/01/26	**	244
	MAGALLANES INC 3.638% 03/15/2025	Corporate Bond 3.64% 3/15/25	**	225
	MAGALLANES INC 3.755% 03/15/2027	Corporate Bond 3.76% 3/15/27	**	429
	MASSACHUSETTS MUTUAL	Synthetic GIC - 2.033% (fair value to contract value)	**	168
	MERCEDES-BENZ AUTO RECEIVABLES TR 2023-2 5.95% 11/	Mortgage Backed Security 5.95% 11/15/28	**	624
	METROPOLITAN LIFE INC CO	Synthetic GIC - 2.033% (fair value to contract value)	**	2,653

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MITSUBISHI UFJ FIN GRP INC 1.412% 07/17/2025	Corporate Bond 1.41% 7/17/25	**	1,425
	MITSUBISHI UFJ FIN GRP INC 1.64%/VAR 10/13/2027	Corporate Bond 1.64% 10/13/27	**	2,199
	MIZUHO FINL GROUP INC 1.234%/VAR 5/22/2027	Corporate Bond 1.23% 5/22/27	**	1,916
	MIZUHO FINL GROUP INC T1Y 2.651%/VAR 05/22/2026	Corporate Bond 2.65% 5/22/26	**	1,516
	MSBAM 2015-C22 ASB 3.04% 04/15/48	Mortgage Backed Security 3.04% 4/15/48	**	80
	MORGAN STANLEY BK NA SALT LAKE 4.754% 04/21/2026	Corporate Bond 4.75% 4/21/26	**	958
	MORGAN STANLEY BK NA SALT LAKE 5.882% 10/30/2026	Corporate Bond 5.88% 10/30/26	**	1,453
	MORGAN STANLEY VAR/2.72 07/22/2025	Corporate Bond 2.72% 7/22/25	**	1,105
	MORGAN STANLEY 2.188%/VAR 04/28/2026	Corporate Bond 2.19% 4/28/26	**	1,350
	MORGAN STANLEY 4.679%/VAR 07/17/2026	Corporate Bond 4.68% 7/17/26	**	1,089
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2014-C16 A	Mortgage Backed Security 3.48% 6/15/47	**	17
	MSBAM 2014-C17 ASB 3.477% 8/47	Mortgage Backed Security 3.48% 8/15/47	**	39
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2015-C21 A	Mortgage Backed Security 3.15% 3/15/48	**	45
	MSBAM 2016-C28 3.272% 01/15/49	Mortgage Backed Security 3.27% 1/15/49	**	323
	MORGAN STANLEY CAP I TR 2019-MEAD 3.17% 11/10/2036	Mortgage Backed Security 3.17% 11/10/36	**	956
	NTT FINANCE CORP 1.162% 04/03/2026 144A	Corporate Bond 1.16% 4/03/26	**	1,703
	NATIONWIDE LIFE INS CO	Synthetic GIC - 2.043% (fair value to contract value)	**	3,913
	NATWEST GRP PLC(UNGTD) 1.642/VAR 06/14/2027	Corporate Bond 1.64% 6/14/27	**	1,254
	NYC TFA (PIT) 2.85% 2/1/2024	Municipal Bond 2.85% 2/01/24	**	434
	NISOURCE INC 0.95% 08/15/2025	Corporate Bond 0.95% 8/15/25	**	595
	NISSAN AUTO RECEIVABLES 2023-B OWNER TR 5.93% 03/1	Mortgage Backed Security 5.93% 3/15/28	**	738
	OREILLY AUTOMOTIVE INC 5.75% 11/20/2026	Corporate Bond 5.75% 11/20/26	**	413
	OPG TR 2021-PORT TSFR1M+59.848 8 10/15/2036 144A	Mortgage Backed Security 5.96% 10/15/36	**	1,258
	ORACLE CORP 1.65% 03/25/2026	Corporate Bond 1.65% 3/25/26	**	707
	PNC FINANCIAL SERVICES GRP INC SOFR+ 12/02/2028	Corporate Bond 5.35% 12/02/28	**	955
	PACIFIC LIFE INS CO	Synthetic GIC - 2.033% (fair value to contract value)	**	2,036
	PARKER-HANNIFIN CORP 4.25% 09/15/2027	Corporate Bond 4.25% 9/15/27	**	714
	PAYPAL HLDGS INC 1.65% 06/01/2025	Corporate Bond 1.65% 6/01/25	**	503
	PHILIP MORRIS INTL INC 0.875% 05/01/2026	Corporate Bond 0.88% 5/01/26	**	877
	PORSCHE FINL AUTO SECURITIZATION TR 2023 5.79% 01/	Mortgage Backed Security 5.79% 1/22/29	**	581

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	PROTECTIVE LIFE GLOBAL FUNDING 3.218% 03/28/2025 1	Corporate Bond 3.22% 3/28/25	**	424
	PRUDENTIAL INS CO AMERICA	Synthetic GIC - 2.033% (fair value to contract value)	**	4,544
	RABOBANK NEDERLAND COOP CENTL 1.98%/VAR 12/15/2027	Corporate Bond 1.98% 12/15/27	**	1,744
	RAYTHEON TECHNOLOGIES CORP 5.75% 11/08/2026	Corporate Bond 5.75% 11/08/26	**	631
	RAYTHEON TECHNOLOGIES CORP 5.75% 01/15/2029	Corporate Bond 5.75% 1/15/29	**	302
	CITIZENS BANK NA 2.25% 04/28/2025	Corporate Bond 2.25% 4/28/25	**	1,261
	REGIONS FINL CORP NEW 2.25% 05/18/2025	Corporate Bond 2.25% 5/18/25	**	749
	RGA GLOBAL FUNDING 2% 11/30/2026 144A	Corporate Bond 2.00% 11/30/26	**	671
	ROGERS COMMUNICATIONS INC 3.2% 03/15/2027	Corporate Bond 3.20% 3/15/27	**	460
	ROPER TECHNOLOGIES INC 1% 09/15/2025	Corporate Bond 1.00% 9/15/25	**	203
	ROSS STORES INC 0.875% 04/15/2026	Corporate Bond 0.88% 4/15/26	**	1,438
	S&P GLOBAL INC 2.45% 03/01/2027	Corporate Bond 2.45% 3/01/27	**	1,539
	SREIT TR 2021-MFP TSFR1M+84.528 08 11/15/2038 144A	Mortgage Backed Security 6.21% 11/15/38	**	759
	SANTANDER HLDGS USA INC 2.49%/VAR 01/06/2028	Corporate Bond 2.49% 1/06/28	**	520
	SEMPRA 3.3% 04/01/2025	Corporate Bond 3.30% 4/01/25	**	707
	STATE ST BK & TR CO BOSTON	Synthetic GIC - 2.033% (fair value to contract value)	**	2,258
	7 ELEVEN INC 0.95% 02/10/2026 144A	Corporate Bond 0.95% 2/10/26	**	563
	7 ELEVEN INC 1.3% 02/10/2028 144A	Corporate Bond 1.30% 2/10/28	**	668
	SIEMENS FINANCIERINGSMAATSCHAPPIJ NV 1.2% 03/11/20	Corporate Bond 1.20% 3/11/26	**	1,285
	SOCIETE GENERALE FRANCE 2.625% 10/16/2024 144A	Corporate Bond 2.63% 10/16/24	**	312
	SOCIETE GENERALE FRANCE 1.488%/VAR 12/14/2026 144A	Corporate Bond 1.49% 12/14/26	**	1,039
	SOCIETE GENERALE FRANCE 1.792/VAR 06/09/2027 144A	Corporate Bond 1.79% 6/09/27	**	1,260
	SOCIETE GENERALE FRANCE 2.797%/VAR 01/19/2028 144A	Corporate Bond 2.80% 1/19/28	**	1,774
	SOUTHERN COMPANY 5.5% 03/15/2029	Corporate Bond 5.50% 3/15/29	**	774
	STATE STREET CORP 2.901%/VAR 03/30/2026	Corporate Bond 2.90% 3/30/26	**	75
	SUMITOMO MITSUI FINL GRP INC 0.508% 01/12/2024	Corporate Bond 0.51% 1/12/24	**	206
	SUMITOMO MITSUI FINL GRP INC 1.402% 09/17/2026	Corporate Bond 1.40% 9/17/26	**	1,830
	TESLA ELEC VEH TR 2023-1 5.38% 06/20/2028 144A	Mortgage Backed Security 5.38% 6/20/28	**	627
	TORONTO DOMINION BANK 2.8% 03/10/2027	Corporate Bond 2.80% 3/10/27	**	1,543
	TOYOTA AUTO RECEIVABLES 2023-D OWNER TR 5.54% 08/1	Mortgage Backed Security 5.54% 8/15/28	**	787

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	TOYOTA LEASE OWNER TRUST 2023-B 5.66% 11/20/2026 1	Mortgage Backed Security 5.66% 11/20/26	**	1,244
	TRANSAMERICA PREMIER LIFE	Synthetic GIC - 2.033% (fair value to contract value)	**	4,123
	TRUIST FINANCIAL CORP 4.26%/VAR 07/28/2026	Corporate Bond 4.26% 7/28/26	**	1,446
	USAA AUTO OWNER TRUST 2023-A 5.58% 05/15/2028 144A	Mortgage Backed Security 5.58% 5/15/28	**	1,399
	UST NOTES 1.5% 01/31/2027	Government Bond 1.50% 1/31/27	**	2,980
	UST NOTES 0.75% 03/31/2026	Government Bond 0.75% 3/31/26	**	21,542
	UST NOTES 2.75% 04/30/2027	Government Bond 2.75% 4/30/27	**	25,525
	UST NOTES 2.625% 05/31/2027	Government Bond 2.63% 5/31/27	**	4,819
	UST NOTES 4.125% 09/30/2027	Government Bond 4.13% 9/30/27	**	37,812
	UST NOTES 4.125% 10/31/2027	Government Bond 4.13% 10/31/27	**	19,018
	UST NOTES 3.875% 11/30/2027	Government Bond 3.88% 11/30/27	**	2,755
	UST NOTES 4% 02/29/2028	Government Bond 4.00% 2/29/28	**	10,314
	UST NOTES 3.625% 03/31/2028	Government Bond 3.63% 3/31/28	**	18,292
	UST NOTES 3.625% 05/15/2026	Government Bond 3.63% 5/15/26	**	1,050
	UST NOTES 3.625% 05/31/2028	Government Bond 3.63% 5/31/28	**	33
	UST NOTES 4.125% 06/15/2026	Government Bond 4.13% 6/15/26	**	26,723
	UST NOTES 4% 06/30/2028	Government Bond 4.00% 6/30/28	**	4,810
	UST NOTES 4.125% 07/31/2028	Government Bond 4.13% 7/31/28	**	13,204
	UST NOTES 4.625% 09/30/2028	Government Bond 4.63% 9/30/28	**	7,531
	UST NOTES 5% 10/31/2025	Government Bond 5.00% 10/31/25	**	23
	UST NOTES 4.875% 10/31/2028	Government Bond 4.88% 10/31/28	**	225
	UST NOTES 3.75% 12/31/2028	Government Bond 3.75% 12/31/28	**	41,125
	UNITEDHEALTH GROUP INC 3.7% 05/15/2027	Corporate Bond 3.70% 5/15/27	**	1,306
	VENTAS RLTY LTD PARTNERSHIP 3.5% 04/15/2024	Corporate Bond 3.50% 4/15/24	**	670
	VENTAS RLTY LTD PARTNERSHIP 2.65% 01/15/2025	Corporate Bond 2.65% 1/15/25	**	1,030
	VERIZON COMMUNICATIONS INC 1.45% 03/20/2026	Corporate Bond 1.45% 3/20/26	**	573
	VERIZON MASTER TRUST 2021-1 A 0.5% 05/20/2027	Mortgage Backed Security 0.50% 5/20/27	**	1,508
	VERIZON MASTER TRUST 2021-1 A 0.99% 04/20/2028	Mortgage Backed Security 0.99% 4/20/28	**	2,212
	VERIZON MASTER TRUST 3.72% 07/20/2027	Mortgage Backed Security 3.72% 7/20/27	**	875
	VERIZON MASTER TRUST 4.89% 04/13/2028	Mortgage Backed Security 4.89% 4/13/28	**	1,201
	VERIZON MASTER TRUST 5.61% 09/08/2028	Mortgage Backed Security 5.61% 9/08/28	**	1,202
	VIRGINIA ELECTRIC AND POWER CO 3.75% 05/15/2027	Corporate Bond 3.75% 5/15/27	**	1,553
	VOLKSWAGEN GROUP AMER FIN LLC 1.25% 11/24/2025 144	Corporate Bond 1.25% 11/24/25	**	1,971
	VOLKSWAGEN GROUP AMER FIN LLC 3.95% 06/06/2025 144	Corporate Bond 3.95% 6/06/25	**	735

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2023
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	VOLKSWAGEN GROUP AMER FIN LLC 4.35% 06/08/2027 144	Corporate Bond 4.35% 6/08/27	**	688
	VOLKSWAGEN GROUP AMER FIN LLC 5.7% 09/12/2026 144A	Corporate Bond 5.70% 9/12/26	**	2,063
	VOLKSWAGEN AUTO LEASE TRUST 2023-A 5.81% 10/20/202	Mortgage Backed Security 5.81% 10/20/26	**	1,636
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-1 5.02% 0	Mortgage Backed Security 5.02% 6/20/28	**	686
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-2 5.48% 1	Mortgage Backed Security 5.48% 12/20/28	**	917
	WFRBS COML MTG TR 2014-C20 ASB 3.638% 05/15/2047	Mortgage Backed Security 3.64% 5/15/47	**	1
	WFRBS COML MTG TR 2014-C22 ASB 3.464% 09/15/2057	Mortgage Backed Security 3.46% 9/15/57	**	216
	WFRBS COML MTG TR 2014-C23 ASB 3.636% 10/15/2057	Mortgage Backed Security 3.64% 10/15/57	**	72
	WELLS FARGO BK NATL ASSN 5.254% 12/11/2026	Corporate Bond 5.25% 12/11/26	**	1,421
	WELLS FARGO COML MTG TR 15-C27 ASB 3.278% 02/15/20	Mortgage Backed Security 3.28% 2/15/48	**	202
	WELLS FARGO & CO NEW 2.164%/VAR 02/11/2026	Corporate Bond 2.16% 2/11/26	**	1,786
	WELLS FARGO & CO NEW 2.188/VAR 04/30/2026	Corporate Bond 2.19% 4/30/26	**	1,058
	WELLS FARGO & CO NEW 3.526%/VAR 03/24/2028	Corporate Bond 3.53% 3/24/28	**	916
	WELLS FARGO & CO NEW 4.808%/VAR 07/25/2028	Corporate Bond 4.81% 7/25/28	**	1,419
	WELLTOWER OP LLC 3.625% 03/15/2024	Corporate Bond 3.63% 3/15/24	**	1,187
	WORLD OMNI AUTO RECEIVABLES TR 2023-D 5.79% 02/15/	Mortgage Backed Security 5.79% 2/15/29	**	882
	WORLD OMNI AUTO RECEIVABLES TRUST 2023-C 5.15% 11/	Mortgage Backed Security 5.15% 11/15/28	**	148
	Subtotal – Managed Income Funds			577,532
	Self-Directed Brokerage Account	Various shares	**	145,107
	Total Investment Assets			3,286,881
*	Participant Loans	Interest rates ranging 4.25% - 9.50% with maturity dates through December 2028		49,372

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 27, 2024	By: /s/Michelle R. Stewart
Michelle R. Stewart
Vice President, Chief Accounting Officer and Corporate Controller, Eastman Chemical Company;
Member of Eastman Investment Plan Committee and
Named Fiduciary for Eastman Investment and Employee Stock Ownership Plan

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of ArmaninoLLP Independent Registered Public Accounting Firm	34